UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Press Release

On June 9, 2026, Nasus Pharma Ltd. (the “Company”) issued a press release titled “Nasus Pharma Announces Positive Results from Preclinical Pharmacokinetic and Safety Study of Intranasal Ondansetron (NS003),” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Investor Presentation

On June 9, 2026, the Company made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

Incorporation by Reference

Exhibit 99.1 to this Report on Foreign Private Issuer on Form 6-K (excluding the fourth paragraph included therein) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on June 9, 2026, by Nasus Pharma Ltd. titled “Nasus Pharma Announces Positive Results from Preclinical Pharmacokinetic and Safety Study of Intranasal Ondansetron (NS003).”
99.2	Corporate Presentation, dated June 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: June 9, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer